UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AVANIR PHARMACEUTICALS, INC.

(Name of Subject Company)

AVANIR PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05348P401

(CUSIP Number of Class of Securities)

Keith Katkin

President and Chief Executive Officer

Avanir Pharmaceuticals, Inc.

30 Enterprise, Suite 400,

Aliso Viejo, California 92656

(949) 389-6700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

R. Scott Shean

David M. Wheeler

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Avanir Pharmaceuticals, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2014 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Bigarade Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Otsuka Pharmaceutical Co., Ltd., a Japanese joint stock company (“Parent” or “Otsuka”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $17.00 per Share (the “Offer Price”), net to seller thereof in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on December 12, 2014. The Offer to Purchase and Form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below. Modifications made to sections or subsections of the Schedule 14D-9 that are restated by this Amendment are reflected with blackline text where applicable.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By amending and restating the subsection entitled “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” beginning on page 8 of the Schedule 14D-9 as follows:

Background of the Offer

The Company Board and management continually evaluate the Company’s business and financial plans and prospects. As part of this evaluation, the Company Board and management have periodically considered strategic alternatives to enhance value to the Company’s stockholders. Over the last several years, the Company Board and management have considered a number of partnering and licensing relationships and other strategic transactions, including at times exploring a potential sale of the Company to enhance value to the Company’s stockholders.

Throughout 2013 and 2014, the Company worked with two separate financial advisors, ~~one of which was~~Merrill Lynch, Pierce, Fenner & Smith Incorporated and Centerview Partners LLC (“Centerview”), to assess potential partnering and licensing arrangements with various pharmaceutical and biotechnology companies and to explore other potential strategic transactions. As a result of this exploration of strategic alternatives, the Company developed relationships with many pharmaceutical and biotechnology companies who were potential strategic partners or acquirors of the Company and gained insights into these companies’ various strategic priorities. During this period, the Company had discussions and exchanged information with approximately 12 pharmaceutical and biotechnology companies (the “Discussion Parties”) regarding potential partnering and licensing arrangements or product acquisitions, and ~~in some cases~~with seven of the Discussion Parties, the discussions included preliminary discussions about the potential sale of the Company. The Company entered into confidentiality agreements with all of ~~these~~the Discussion Parties during the course of the respective discussions. However, except as described below with respect to interactions with Parties A-E (as defined below), none of these discussions advanced beyond a preliminary stage due to lack of interest by the ~~other~~applicable Discussion Parties.

The Company did not discuss a potential sale of the Company with five of the Discussion Parties because those parties were either not large enough to have a reasonable interest in acquiring the Company or were otherwise believed by the Company, based upon discussions with those parties and knowledge of their businesses and strategic priorities, to not be interested in an acquisition of the Company for a price that would be acceptable to the Company. As part of its ongoing process to consider strategic alternatives, the Company entered into a confidentiality agreement with Parent on May 13, 2013 and began sharing non-public information with Parent in connection with a potential licensing and co-promote agreement between the Company and Parent.

From May 2013 through January 2014, the Company and Parent continued discussions regarding a potential licensing and co-promote agreement. During the course of these discussions, representatives of Parent at various times suggested that Parent may also be interested in acquiring the Company, but discussions regarding the sale of the Company did not progress during this time.

In parallel to exploring potential licensing and co-promote agreements, the Company regularly explored potential acquisitions as a means to enhance stockholder value. Party A, a public biotechnology company (“Party A”), was among the companies with whom the Company had discussions. In May 2013, the Company entered into a confidentiality agreement with Party A with respect to a possible acquisition of Party A and began exchanging certain non-public information with Party A.

In addition, from December 2013 through September 2014 the Company had numerous discussions with another public biotechnology company (“Party B”) regarding a possible business combination, but these discussions never resulted in any substantive proposals by either party. Party B ultimately informed the Company in September 2014 that it was not interested in exploring a business combination with the Company.

On January 30, 2014, Parent informed the Company that it was suspending discussions regarding a potential licensing or co-promote transaction with the Company at that time due to certain internal factors at Parent.

On February 19, 2014 the Company submitted an indication of interest to Party A to acquire certain assets of Party A for cash. That offer was rejected by Party A as insufficient, but the Company and Party A agreed to continue to engage in discussions.

Throughout the Spring and Summer of 2014, the Company maintained contact with Parent, other potential strategic partners and acquirors and Party A, and continued to consider potential strategic transactions.

On March 6, 2014, the Company and a large public pharmaceutical company (“Party C”) entered into a confidentiality agreement in connection with the consideration of a potential strategic transaction. From that time until November 2014, the Company and Party C had periodic discussions regarding potential licensing and partnering arrangements and other strategic transactions.

On the morning of April 30, 2014, the Company announced that the U.S. District Court for the District of Delaware ruled in its favor in an important patent infringement lawsuit involving the Company’s NUEDEXTA product. The closing price of the Common Stock on April 30, 2014 was $4.98 per Company Share, compared to a closing price of $3.42 per Company Share on the previous trading day, April 29, 2014.

On May 6, 2014, the Company engaged Latham & Watkins LLP (“Latham & Watkins”) to act as its legal advisor in connection with the Company’s consideration of potential strategic transactions. The Company Board and management had a long-standing relationship with representatives of Latham & Watkins, and the Company Board believed Latham & Watkins would be a valuable advisor, particularly in a potential sale of the Company, based on Latham & Watkins’ expertise advising on mergers and acquisitions in the pharmaceutical industry.

On May 8, 2014, Mr. Katkin, the Company’s President and CEO, had a meeting with representatives of another large public pharmaceutical company (“Party D”) to discuss Party D’s interest in exploring a strategic transaction with the Company. This meeting did not lead to further discussions at this time.

On July 3, 2014, following continued discussions and diligence between the Company and Party A, the Company made a non-binding offer to acquire 100% of the outstanding shares of Party A in a cash and stock transaction. Party A rejected the cash and stock offer as insufficient, but agreed to continue discussions with the Company.

On July 18, 2014, the Company Board held a telephonic meeting with members of its management and representatives of Latham & Watkins and Centerview participating. At this meeting, members of management updated the Company Board on discussions with Party A, as well as other strategic alternatives being analyzed by management. Following discussion, the Company Board directed management to continue diligence and negotiations with Party A and to continue to explore other potential strategic alternatives available to the Company to enhance value to the Company’s stockholders.

On July 22, 2014, the Company submitted a revised indication of interest to Party A proposing an acquisition of Party A in an all-stock deal. Party A once again rejected the offer as insufficient, but agreed to continue discussions regarding an all-stock acquisition by the Company.

Also in July 2014, Parent informed the Company that the internal factors at Parent that caused the postponement of discussions in January 2014 had been resolved and Parent proposed to resume discussions regarding a potential licensing or co-promote transaction with the Company. In July and August 2014, management of the Company and representatives of Parent exchanged emails and had preliminary diligence calls concerning a potential strategic transaction between the companies. During these discussions Parent indicated that it was interested in exploring a potential acquisition of the Company.

On August 7, 2014, the Company Board held a meeting with members of its management and representatives of Centerview present for portions of the meeting. During this meeting, the Company Board discussed the strategic transactions currently being considered by the Company, including the potential acquisition of Party A and the resumption of discussions with Parent, and representatives of Centerview provided a preliminary financial analysis of the Company. The Company Board directed management to continue to pursue a potential transaction with Party A and to continue to explore other potential strategic transactions for the Company.

On September 2, 2014, the Company amended its confidentiality agreement with Parent to expand the scope of the confidentiality agreement to cover discussions regarding any potential strategic transaction. Following this, the Company and Parent scheduled an in-person meeting for October 1, 2014 to discuss further a potential strategic transaction.

On September 15, 2014, the Company announced positive results from its phase II clinical trial for AVP-923 in the treatment of agitation in patients with Alzheimer’s disease (the “Phase II Announcement”). Following the Phase II Announcement, the closing price of the Common Stock on September 15, 2014 was $12.49 per Company Share, compared to a closing price of $6.74 per Company Share on the previous trading day, September 12, 2014.

Later on September 15, 2014, representatives of a large public pharmaceutical company (“Party E”) reached out to the Company to express their interest in exploring potential partnership opportunities with the Company. Following this communication, on September 26, 2014, representatives of the Company and representatives of Party E had a teleconference to discuss diligence matters relating to the Company’s commercial product.

On September 16, 2014, Mr. Katkin had a phone conference with the chief executive officer of Party A, who expressed reservations about an all-stock transaction in the price range previously discussed due to the appreciation in the value of the Company’s shares following the Phase II Announcement.

In light of the Company’s then-projected long term capital needs, the Company began considering a potential equity offering in mid-September 2014. Due to the significant increase in the market price of the Common Stock following the Phase II Announcement, the September 16 conversation with Party A’s CEO regarding valuation, and the fact that discussions with Parent had only recently resumed, were in the preliminary stages and no financial terms for the transaction had been discussed by the parties, the Company did not believe that a strategic transaction with a third party was likely in the near term.

On September 22, 2014, the Company announced that it would be making an underwritten offering of its Common Stock and on September 29, 2014, the Company closed the sale of 20,930,000 Company Shares in an underwritten public offering at a price of $11.00 per Company Share for total proceeds to the Company of $216.9 million, after deducting the underwriters’ discounts and commissions and offering expenses payable by the Company.

On September 22, 2014, after the Company’s announcement of its Common Stock offering, representatives of Goldman Sachs & Co. (“Goldman Sachs”), the financial advisor to Parent, called representatives of Centerview to introduce themselves and discuss Parent’s potential interest in exploring the possibility of acquiring the Company.

On October 1, 2014, representatives of Parent visited the Company’s headquarters and held diligence meetings with senior members of the Company’s management regarding NUEDEXTA and certain of Avanir’s pipeline products, including AVP-786 and AVP-825. Following these meetings, on October 2, 2014, representatives of Parent told Mr. Katkin that Parent was interested in pursuing an all-cash transaction to acquire the Company and that an indication of interest would be forthcoming in the following two weeks.

During the week of October 6, 2014, representatives of Party A contacted Mr. Katkin and expressed an interest in resuming discussions related to the Company’s acquisition of Party A. These representatives noted that Party A would not want to execute a definitive agreement with respect to a transaction until after the date the Company expected the U.S. Food and Drug Administration (“FDA”) to have completed its review of the NDA for AVP-825. Specifically, based upon review of timelines provided by the FDA at the start of its review, the Company expected the FDA to complete its review of the NDA for AVP-825 by November 26, 2014 (the “PDUFA Date”).

On October 9, 2014, the Company and Party A tentatively agreed on a revised offer price that would be mutually acceptable for the potential all-stock acquisition of Party A by the Company, subject to completion of due diligence and negotiation of definitive agreements. Party A confirmed that it would not be willing to execute a definitive agreement until after the Company’s PDUFA Date.

On October 16, 2014, the Company received from Parent a written, non-binding proposal to acquire the Company for $15.00 per Company Share in cash subject to the completion of due diligence, Parent board approval and successful negotiation of a definitive agreement. The offer would be financed from Parent’s existing cash resources and would not be subject to any financing condition. In its proposal, Parent expressed a desire to complete due diligence and negotiate and sign a definitive agreement for the transaction within the following four weeks. On a subsequent phone conversation between the Company and Parent, Parent identified November 17, 2014 as its preferred date to sign a definitive agreement. The closing price of the Common Stock on October 15, 2014, the day before the offer was received, was $11.52 per Company Share.

On October 17, 2014, Mr. Katkin communicated Parent’s proposal to members of the Company Board and indicated further discussion would occur at the next meeting of the Company Board on October 21, 2014.

Also on October 17, 2014, a representative of Centerview confirmed receipt of Parent’s proposal by the Company with a representative of Goldman Sachs, and the representative of Centerview informed the representative of Goldman Sachs that the Company would respond to the proposal within a few days.

Effective October 20, 2014, the Company Board entered into an engagement letter with Centerview. The Company Board and management had a long-standing relationship with representatives of Centerview, and the Company Board believed Centerview would be a valuable advisor in the consideration of potential strategic transactions, including a potential sale of the Company, based on Centerview’s reputation and experience with respect to the pharmaceutical and biopharmaceutical industries.

On October 21, 2014, the Company Board held a telephonic meeting, with members of management, Centerview and Latham & Watkins participating, to discuss Parent’s proposal and the status of discussions with Party A. Representatives of Latham & Watkins reviewed with the Company Board their fiduciary duties when considering strategic transactions. Mr. Katkin reported on the $15.00 per Company Share acquisition proposal received from Parent on October 16, 2014 and the Company’s prior history of discussions with Parent. Representatives of Centerview reviewed with the Company Board a preliminary financial analysis of the Company. The Company Board and management discussed Parent’s proposal as well as the Company’s future prospects as a standalone entity and other strategic alternatives available to the Company including a potential acquisition of Party A. At this meeting, Mr. Katkin also reported on his recent discussions with Party A and the pricing terms of a potential acquisition that had been tentatively agreed to with Party A.

As part of its review of its fiduciary obligations, the Company Board, management and representatives of Centerview discussed additional potential acquirors of the Company and whether the Company should conduct an auction or pre-signing market check. As part of this discussion, Centerview identified for the Company Board additional potential acquirors of the Company that Centerview believed might be interested in exploring a potential acquisition of the Company. Centerview noted that many of these companies had been contacted by the Company or its advisors in the recent past and had declined interest in pursuing a strategic transaction with the Company. Following a lengthy discussion between Centerview and the Company Board regarding the list of additional potential acquirors, three potential bidders, Party C, Party D and Party E, were identified as the most likely to have the capacity and interest in acquiring the Company (the “Targeted Bidders”).

The Company Board discussed the advantages of conducting a broad or targeted pre-signing market check, including, among others, the potential to assist the Company Board to obtain a higher value transaction and negotiate more favorable terms. The Company Board also considered the disadvantages of conducting a broad or targeted pre-signing market check, including, among others, that it would increase the risk of leaks that could harm the competitive position of the Company, it could result in Parent or Party A withdrawing its interest, it would create additional work force disruption which could negatively impact sales and progress on other key operating performance metrics and it may delay the timing of, and thereby increase the execution risks of, a transaction with Parent or Party A, and noted that these disadvantages were more pronounced with a broad pre-signing market check. The Company Board also concluded, based on discussions with Centerview and the lack of interest in engaging in strategic discussions with the Company expressed by the numerous pharmaceutical and biotechnology companies that Company management contacted over the previous 2 year period, that no parties other than the Targeted Bidders were likely to have both the interest and ability to move on a timely basis to acquire the Company for a price higher than $15.00 per Company Share. At the conclusion of the discussion, the Company Board determined that a targeted pre-signing market check involving the Targeted Bidders would be in the best interest of the Company and its stockholders if pursuing a sale of the Company.

At the meeting, the Company Board discussed the merits of a potential all-cash sale to Parent or other potential acquirer relative to a potential acquisition of Party A. The Company Board and management noted that the sale of the Company for a compelling price may be in the best interests of stockholders due to the risks involved in continuing to grow revenues and maintain current sales of the Company’s sole commercial product in the United States, the risks involved with building infrastructure and commercializing the Company’s sole product in Europe, the risks associated with the outcome of clinical studies, regulatory approvals, maintaining patent coverage for the Company’s sole commercial product, and competing in a highly-regulated industry. The Company Board also noted that an all-cash sale of the Company would provide certainty of the value to the Company stockholders. Based on these discussions, the Company Board tentatively determined that an all-cash sale of the Company at a compelling price was preferable to an acquisition of Party A.

At the conclusion of the October 21 meeting, the Company Board directed management to attempt to negotiate for a higher price per Company Share from Parent while also pursuing a targeted pre-signing market check involving the Targeted Bidders. The Company Board also directed management to continue performing diligence and engaging in negotiations with Party A regarding the potential acquisition of Party A as a potential alternative given the remaining uncertainty regarding the ability to reach agreement with Parent on terms acceptable to the Company.

Later on October 21, 2014, Mr. Katkin spoke to a representative of Parent and informed him that Parent would need to increase its proposed price per Company Share in order to reflect the value inherent in future prospects of the Company. Following this discussion, the representative of Parent said that Parent would provide a revised proposal to the Company within a week.

During late October 2014, at the direction of the Company Board, representatives of Centerview or management of the Company had discussions with Party C, Party D and Party E regarding a potential sale of the Company. Party C indicated an interest in exploring an acquisition of the Company and its desire to conduct diligence on the Company. Party D declined interest in pursuing an acquisition of the Company. Party E indicated that it was aware of market speculation that the Company was actively involved in merger discussions and that it was interested in exploring a potential acquisition of the Company. Party E requested to review certain preliminary diligence information regarding the Company, after which Party E would commit to respond by November 9, 2014 with a decision on whether it was interested in pursuing an acquisition of the Company. The Company Board was notified of the discussions with Party E and the management of the Company scheduled an in-person preliminary diligence meeting with representatives of Party E for November 6, 2014. Management of the Company emphasized to representatives of Party E that they would need to move quickly because the Company was in advanced discussions regarding a sale of the Company.

On October 24, 2014, Mr. Katkin discussed with representatives of Parent that it was the Company’s view that Parent’s proposal of $15.00 per share in cash was insufficient to receive approval from the board or support from the stockholders of the Company.

On October 26, 2014, Mr. Katkin informed a representative of Parent that Parent needed to raise the proposed offer price above the current $15.00 per share. Mr. Katkin and a representative of Parent discussed next steps for the process, and that Parent would deliver a revised proposal to the Company early the following week. Parent also informed the Company that Parent would send an initial draft of a definitive merger agreement during the following week.

On October 28, 2014, Mr. Katkin spoke to a representative of Parent who verbally provided a revised proposal of $16.25 per Company Share in cash. Mr. Katkin responded by stating that he believed that the Company Board would continue to pursue a higher offer price. The closing price of the Common Stock on October 28, 2014 was $11.84 per Company Share.

On October 28 and 29, 2014, Mr. Katkin had telephone conversations with the Company Board and representatives of Centerview and Latham & Watkins to discuss Parent’s increased offer. After discussion and input from its advisors, the Company Board directed Mr. Katkin to continue negotiations with Parent to seek a higher price per Company Share. The closing price of the Common Stock on October 29, 2014 was $12.39 per Company Share.

On October 29, 2014, Mr. Katkin called a representative of Parent and conveyed the Company Board’s desire for a higher price.

On October 30, 2014, a representative of Parent called Mr. Katkin to discuss Parent’s offer. The representative verbally provided a revised proposal of $17.00 per Company Share in cash~~. The~~ and noted that Parent would not agree to a price higher than $17.00 per Company Share. The representative of Parent also reiterated Parent’s desire to sign a definitive merger agreement on November 17, 2014, following Parent’s completion of due diligence on the Company. The closing price of the Common Stock on October 30, 2014 was $13.20 per Company Share. On the same day, management from Parent and the Company had an in-person meeting and Parent commenced on-site due diligence.

On October 30, 2014, Bloomberg published an article suggesting the Company was a likely takeover target and that the Company had been in talks regarding a merger or sale since September 2014. Following this publication, later in October and in November, the Company became aware of additional media outlets speculating that the Company was a potential takeover target. The closing price of the Common Stock rose from $13.20 per Company Share on October 30, 2014 to $14.92 per Company Share on November 28, 2014.

On October 31, 2014, Mr. Katkin met with a representative of Parent. The representative of Parent confirmed Parent’s proposed offer price of $17.00 per Company Share in cash. Mr. Katkin informed the representative of Parent that he would take the current offer price back to the Company Board and recommend to the Company Board that they continue to explore the proposed acquisition by Parent and, with the Company Board’s authorization, to allow Parent to expand the scope of Parent’s due diligence.

Later on October 31, 2014, Mr. Katkin had discussions with the Company Board and representatives of Centerview and Latham & Watkins regarding his recent negotiations with Parent and Parent’s $17.00 per Company Share verbal offer. The Company Board noted that Parent’s $17.00 per Company Share offer was compelling and that, based on Mr. Katkin’s reports of his negotiations with Parent, Parent was unlikely to offer a price higher than $17.00 per Company Share. The Company Board also discussed the October 30, 2014 Bloomberg article and the immediate and future effect of the article and other media speculation on the price of the Common Stock. Following discussion, the Company Board directed management and its advisors to move forward to negotiate a definitive agreement with Parent based on its proposed offer price and timeline.

Later that day, Mr. Katkin called a representative of Parent and communicated the Company Board’s decision to move ahead with negotiations. The representative of Parent reaffirmed Parent’s desire to enter into a definitive merger agreement on November 17, 2014.

During November 2014, the Company worked with Parent to complete Parent’s due diligence and continued the due diligence process with Party A.

On November 2, 2014, the Company Board held a telephonic meeting, with members of management, Centerview and Latham & Watkins participating, to further discuss Parent’s revised proposal and the status of discussions with other potential acquirors, including Party C and Party E, and the proposed transaction with Party A. The Company Board again noted the risks associated with a broad pre-signing market check compared to a targeted pre-signing market check, particularly as it related to the increased execution risks of a transaction with Parent or Party A. The Company Board also noted that it would expect any interested party to reach out in light of the media speculation that the Company was a likely takeover target and that the Company was in talks regarding a transaction. In addition, the Company Board discussed the October 30, 2014 Bloomberg article and the effect of the article and other media speculation on the price of the Common Stock. After further discussion, the Company Board directed management and its advisors to continue the diligence process with Parent and to begin negotiation of a definitive merger agreement, emphasizing that the terms of the merger agreement would need to provide for certainty of closing, an ability for the Company to terminate the merger agreement to accept an unsolicited, higher proposal and a relatively low termination fee that would not deter a potential topping bid. However, the Company Board noted that Parent had not yet confirmed it was satisfied with its diligence and accordingly the Company Board was uncertain whether Parent would ultimately sign a definitive agreement to acquire the Company on terms acceptable to the Company. The Company Board also directed management and its advisors to continue to reach out to Party C and Party E, including providing preliminary diligence information to Party C and Party E, and to continue discussions with Party A.

On November 3, 2014, Party C again expressed to the Company and Centerview that it wanted to do additional diligence on the Company before determining whether to pursue a potential acquisition of the Company. The Company then participated in a diligence call with Party C on November 5, 2014.

On November 5, 2014, the Company and Party E entered into a confidentiality agreement. On November 6, 2014, representatives of Party E visited the Company’s corporate headquarters for due diligence meetings with members of senior management. After that meeting, representatives of Party E indicated that they would be in touch regarding next steps. Over the next several days, Company management exchanged several emails with a representative of Party E attempting to schedule a follow-up call and emphasizing that Party E would need to move quickly if it wished to make a bid for the acquisition of the Company.

On November 6, 2014, Skadden, Arps, Slate, Meagher & Flom, LLP (“Skadden”), Parent’s legal counsel, delivered an initial draft of the Merger Agreement to Latham & Watkins.

On November 7, 2014, the Company announced preliminary feedback from the FDA regarding the New Drug Application (“NDA”) for AVP-825, raising questions regarding the human factor validation study data submitted as part of the NDA. Based on this feedback, the Company announced that AVP-825 would likely not be approved by the PDUFA Date of November 26, 2014. Following the announcement of the FDA feedback, the closing price of the Common Stock on November 7, 2014 was $13.02 per Company Share, compared to a closing price of $13.21 per Company Share on the previous day.

On November 10, 2014, representatives of the Company again emphasized to Party E the importance of responding quickly with Party E’s intentions regarding the ongoing discussions with the Company. Despite multiple assurances by Party E that input regarding Party E’s intentions would be forthcoming, Party E did not contact the Company with such input.

Also on November 10, 2014, representatives of Party C called Mr. Katkin and indicated that they were not interested in pursuing a potential transaction with the Company.

On November 11, 2014, the Company Board held a meeting to discuss Parent’s initial draft of the Merger Agreement and the status of discussions with other potential acquirors and with Party A. Representatives of Centerview and Latham & Watkins were present, as were members of the Company’s management. Representatives of Latham & Watkins reviewed with the Company Board the draft Merger Agreement received from Parent’s counsel. The Company Board focused specifically on certain principal issues raised by the draft Merger Agreement, including the definition of “material adverse effect” that contained what were considered to be off-market terms, the non-solicitation covenant relating to the Company’s ability to engage with any third party making a competing proposal and the proposed termination fee of 3.5% of the aggregate transaction value. The Company Board specifically discussed the effect of these issues on the certainty of closing the proposed merger and the effect on any potential competing proposal that could be received after signing the Merger Agreement. The Company Board instructed management and representatives of Latham & Watkins to negotiate terms in the Merger Agreement that were more favorable to the Company. Representatives of Latham & Watkins also reviewed with the Company Board key principles related to its fiduciary duties with respect to the proposed sale of the Company to Parent and led a discussion on the potential sale process. Representatives of Centerview then provided an update on the status of discussions with additional potential acquirors of the Company and an updated financial analysis. The Company Board also discussed media speculation about a potential sale of the Company and the impact of such speculation on the price of the Common Stock.

At the November 11, 2014 meeting, members of management updated the Company Board on the status of diligence with Party A. In light of the uncertainty concerning Parent’s diligence and the unresolved terms in the proposed merger agreement with Parent, the Company Board directed management to continue to pursue the proposed transaction with Party A as a potential alternative to the proposed sale of the Company to Parent, as well as continue discussions with Party E.

Following the meeting of the Company Board on November 11, 2014, Latham & Watkins sent a revised draft of the Merger Agreement to Skadden, reflecting input from Company management and the Company Board.

Between November 11, 2014 and November 18, 2014, representatives of Latham & Watkins and Skadden negotiated various provisions of the draft Merger Agreement, including the definition of material adverse effect, the non-solicitation covenant applicable to the Company and its representatives and the size of the termination fee that could be payable by the Company.

Following a teleconference on November 13, 2014, less than one week before the November 17, 2014 date that Parent had previously indicated as its desired signing date, Parent indicated to the Company that it needed an additional two weeks to complete its diligence and therefore wanted to change the proposed signing date to December 1, 2014. The closing price of the Common Stock on November 11, 2014 was $13.30 per Company Share.

On November 17, 2014, the Company Board held a telephonic meeting, with members of management, Centerview and Latham & Watkins participating, to discuss the status of discussions and negotiations with Parent, Party E and Party A. Mr. Katkin reported to the Company Board on Parent’s request for an additional two weeks to complete diligence. The Company Board also discussed media speculation about a potential sale of the Company and the impact of such speculation on the price of the Common Stock. Following discussion, the Company Board directed management and its advisors to continue diligence discussions and negotiations with Parent and to assess whether Party E had interest in a potential transaction with the Company, and in light of the uncertainty surrounding the negotiations with Parent to progress the negotiations with Party A.

On November 19, 2014, Latham & Watkins and Centerview delivered an initial draft merger agreement to Party A’s legal counsel. This merger agreement proposed an all-stock transaction.

Also on November 19, 2014, Skadden delivered a revised draft of the Merger Agreement to Latham & Watkins. In this draft, among other changes, Parent had lowered its requested termination fee from 3.5% to 3.0% of the aggregate transaction value, subject to agreement of the other provisions. Between November 19 and 26, 2014, representatives of Latham & Watkins and Skadden continued to negotiate the terms of the Merger Agreement at the direction of the Company and Parent, respectively.

Also on November 19, 2014, the Company received an email from Party E indicating that they would contact Mr. Katkin the following day with input regarding Party E’s intentions. However, Party E did not attempt to contact Mr. Katkin on November 20, 2014.

On November 21, 2014, the Company Board held a telephonic meeting, with members of management, Centerview and Latham & Watkins participating, to discuss the status of negotiations with Parent and Party A. Mr. Katkin reported on the status of negotiations with Parent and the recent contact from Party E. Representatives of Latham & Watkins discussed the key terms being negotiated in the Merger Agreement, including the break-up fee and the details of the non-solicitation covenant, and again reviewed with the Company Board its fiduciary duties in the context of a sale of the Company. Mr. Katkin also provided an update on the Company’s diligence efforts with respect to Party A. The Company Board also discussed media speculation about a potential sale of the Company and the impact of such speculation on the price of the Common Stock. On November 25, 2014, five days after Party E had previously indicated that it would contact the Company, a representative of Party E contacted Mr. Katkin and expressed an interest in reengaging in discussions with the Company after the Thanksgiving holiday weekend of November 27 to November 30, 2014.

On November 26, 2014, after the end of the trading day, the Company made a public announcement that, consistent with the preliminary feedback announced on November 7, 2014, AVP-825 was not approved by the FDA. On November 26, 2014 the closing price of the Common Stock was $15.01 per Company Share. On the next trading day, November 28, 2014, the opening price of the Common Stock was $14.86 per Company Share and the closing price was $14.92 per Company Share.

On November 26, 2014, legal counsel to Party A delivered a revised draft of the merger agreement to Latham & Watkins. Representatives of Latham & Watkins reviewed this draft with Company management and prepared an issues list to be delivered to Party A if negotiations with Parent did not result in a definitive merger agreement being approved by the Company Board on December 1, 2014.

On November 30, 2014, representatives of Latham & Watkins, with input from the Company, negotiated satisfactory resolution of all of the open issues in the Merger Agreement, including the definition of “material adverse effect”, and the details of the non-solicitation covenant applicable to the Company, other than the amount of the termination fee that could be payable by the Company.

On December 1, 2014, Skadden delivered a revised draft of the Merger Agreement to Latham & Watkins, reflecting the agreements reached on the previous day. In this draft, Parent proposed a $100 million termination fee, representing approximately 2.85% of the aggregate transaction value. Following receipt of this draft, Mr. Katkin indicated to Parent, based on his prior discussions with the Company Board, that the Company would be willing to consider a termination fee of $90 million, representing approximately 2.57% of the aggregate transaction value.

During the afternoon of December 1, 2014, the Chief Executive Officer of Party A contacted Mr. Katkin ~~and~~. The Chief Executive Officer of Party A noted that Party A’s stock price had risen above the previously discussed per-share price at which the Company would acquire Party A, and he expressed the need for a substantial increase in the acquisition price ~~that had been previously discussed between the parties on October 9, 2014~~ in order for Party A to support a transaction with the Company.

On the evening of December 1, 2014, the Company Board held a special telephonic meeting, with members of management, Centerview and Latham & Watkins participating, to consider approval of the proposed Merger Agreement with Parent. At the time the meeting started, the last open issue in the negotiations of the proposed Merger Agreement was the amount of the termination fee. During the course of the meeting, representatives of Parent contacted Mr. Katkin and informed him that they would accept the Company’s proposal of a $90 million termination fee, representing approximately 2.57% of the aggregate transaction value. Also at this meeting,

•	representatives of Latham & Watkins again reviewed with the Company Board their fiduciary duties when considering the proposed transaction;

•	Mr. Katkin reported to the Company Board that Party A’s stock price had risen above the previously discussed per-share price at which the Company would acquire Party A and that Party A had expressed the need for a further increase in the proposed acquisition price in order for Party A to support a transaction with the Company;

•	management and representatives of Latham & Watkins reviewed with the Company Board the outcome of the negotiations with Parent and the revised terms and conditions of the proposed Merger Agreement; and

•	representatives of Centerview reviewed with the Company Board Centerview’s financial analysis of the $17.00 per Company Share cash consideration, and rendered to the Company Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 1, 2014, to the effect that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the $17.00 per Company Share cash consideration to be paid to the Company’s stockholders (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such stockholders.

The Company Board considered various reasons to approve the Merger Agreement, including certain countervailing factors. The Company Board also considered that a potential transaction with Party A on the financial terms previously contemplated by the Company was unlikely and reaffirmed its earlier conclusion that an all-cash sale of the Company at a compelling price was preferable to an acquisition of Party A. In addition, the Company Board considered the Company’s recent communications with Party E and its belief that Party E would not have the interest and ability to enter into a definitive agreement to acquire the Company for a price higher than $17.00 per Company Share on a timetable that would not expose the Company to significant risk of losing the proposed transaction with Parent. In this regard, the Company Board noted Party E’s failure to ever present any proposal to the Company and its lack of responsiveness to the Company over the prior several weeks. After discussions with its financial and legal advisors and members of the Company’s senior management, and in light of the reasons considered, the Company Board unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger Agreement, (ii) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement, and (iii) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the holders of Company Shares accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer.

On December 1, 2014, Parent, Purchaser and the Company executed and delivered the Merger Agreement. Prior to the open of U.S. markets on December 2, 2014, the Company and Parent issued press releases announcing the execution of the Merger Agreement.

On December 12, 2014, Purchaser commenced the Offer.

•	By amending and restating the subsection entitled “Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor” beginning on page 22 of the Schedule 14D-9 as follows:

Opinion of the Company’s Financial Advisor

The Company retained Centerview as financial advisor to the Company in connection with the proposed Offer and Merger and the other transactions contemplated by the Merger Agreement, which are collectively referred to as the “Transaction” throughout this section. In connection with this engagement, the Company Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Company Shares (other than Cancelled Company Shares (as defined in the Merger Agreement), Dissenting Company Shares (as defined in the Merger Agreement) and Company Shares held by any affiliate of Parent, which are collectively referred to as “Excluded Shares” throughout this section) of the Offer Price proposed to be paid to such holders pursuant to the Merger Agreement. On December 1, 2014, Centerview rendered to the Company Board its oral opinion, subsequently confirmed in a written opinion dated such date, to the effect that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with its opinion, the Offer Price to be paid to the holders of Company Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated December 1, 2014, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Company Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Company Shares in connection with the Offer, or any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	the Merger Agreement;

•	Annual Reports on Form 10-K of the Company for the years ended September 30, 2013, September 30, 2012 and September 30, 2011;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company (including the Management Base Case Forecasts and the Management Upside Case

Forecasts, both as defined in Item 4 “Certain Projections”, together the “Forecasts”) prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, and which is collectively referred to in this summary of Centerview’s opinion as the “Internal Data.” For more information, see Item 4 “Certain Projections.”

Centerview also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview also assumed, at the Company’s direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and any documents or agreements contemplated thereby and in accordance with all applicable laws, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview expressed no view as to, and its opinion did not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Company Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Offer Price to be paid to the holders of the Company Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Company Shares in connection with the Tender Offer, or any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Centerview’s opinion, dated December 1, 2014. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transaction. None of the Company, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the business do not purport to be appraisals or reflect the prices at which the business may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 1, 2014 (the last trading day before the public announcement of the Transaction) and is not necessarily indicative of current market conditions.

Selected Comparable Public Company Analysis

Centerview reviewed and compared certain financial information for the Company to corresponding financial information for the following publicly traded companies that Centerview deemed comparable, based on its experience and professional judgment, to the Company:

•	Pacira Pharmaceuticals, Inc.

•	NPS Pharmaceuticals, Inc.

•	Swedish Orphan Biovitrum AB

•	Dyax Corp.

•	Ironwood Pharmaceuticals, Inc.

•	Horizon Pharma Public Limited Company

•	INSYS Therapeutics, Inc.

•	Depomed, Inc.

Although none of the selected companies is directly comparable to the Company, the companies listed above were chosen by Centerview, among other reasons, because they are publicly traded commercial-stage biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company.

Centerview calculated and compared financial multiples for the selected comparable companies based on information it obtained from management of the Company, SEC filings, FactSet (a data source containing historical and estimated financial data) and other Wall Street research, and closing stock prices on December 1, 2014 (the last full trading day prior to the delivery by Centerview of its opinion to the Company Board). With respect to each of the selected comparable companies, Centerview calculated enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants and other convertible securities) plus the book value of debt less cash and cash equivalents) as a multiple of the consensus equity research analyst estimated revenue for calendar year 2015 and 2016, as set forth below.

Company	CY2015 Revenue Multiples	CY2016 Revenue Multiples
Pacira Pharmaceuticals, Inc.	11.5x	7.7x
NPS Pharmaceuticals, Inc.	9.2x	6.0x
Swedish Orphan Biovitrum AB	7.7x	5.7x
Dyax Corp.	17.9x	16.0x
Ironwood Pharmaceuticals, Inc.	11.9x	7.2x
Horizon Pharma Public Limited Company	3.9x	3.3x
INSYS Therapeutics, Inc.	4.7x	3.8x
Depomed, Inc.	4.0x	4.1x

The results of this analysis are summarized as follows:

	25th Percentile	Median	75th Percentile
CY2015 Revenue Multiples	4.5x	8.5x	11.6x
CY2016 Revenue Multiples	4.0x	5.8x	7.3x

Based on the foregoing analysis, Centerview applied a range of 4.5x to 11.6x, representing the 25th and 75th percentiles, respectively, of estimated calendar year 2015 revenue multiples derived from the selected comparable companies, to the Company’s projected calendar year 2015 revenue of $177 million, based on the Management Base Case Forecasts, which resulted in an implied per Company Share equity value range for the Company’s Common Stock of approximately $5.20 to $11.25. Centerview also applied a range of 4.0x to 7.3x, representing the 25th and 75th percentiles, respectively, of estimated calendar year 2016 revenue multiples derived from the selected comparable companies, to the Company’s projected calendar year 2016 revenue of $276 million, based on the Management Base Case Forecasts, which resulted in an implied per Company Share equity value range for the Company’s Common Stock of approximately $6.70 to $11.10. Centerview compared this range to the per share consideration of $17.00 to be paid to the holders of Company Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis

Centerview reviewed and analyzed certain information relating to selected other transactions involving commercial-stage biopharmaceutical companies with offer values of between $1.0 billion and $5.0 billion announced since 2009 that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to the Company and the Transaction. ~~These transactions were:~~

In this analysis, Centerview reviewed, among other things, transaction values in the selected transactions and, in each case, calculated the transaction value (calculated as the equity purchase price (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants and other convertible securities), plus the book value of debt, less cash and cash equivalents) implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s estimated one-year forward revenue and two-year forward revenue, as reflected below. Centerview also reviewed the implied premiums paid in the selected transactions over the target company’s (i) closing share price one day prior to the date on which the public became aware of the possibility of such transaction, which is referred to as “% Premium to Unaffected 1-Day Closing Price,” (ii) 30-trading-day volume-weighted average price (“VWAP”) per share leading up to the date on which the public became aware of the possibility of the transaction, which is referred to as “% Premium to Unaffected 30-Day VWAP,” and (iii) 52-week high closing share price one day prior to the date on which the public became aware of such transaction, which is referred to as “% Premium to Unaffected 52-Week High,” as reflected below.

Date Announced	Target	Acquiror	Trans Val/ 1-Yr Fwd Revenue	Trans Val/ 2-Yr Fwd Revenue	% Premium to Unaffected 1-Day Closing Price	% Premium to Unaffected 30-Day VWAP	% Premium to Unaffected 52-Week High
10/09/14	Auxilium Pharmaceuticals, Inc.	Endo International plc	5.6x	4.7x	55%	69%	4%
07/31/14	Rottapharm S.p.A.	Meda AB	3.8x	NA	NA	NA	NA
02/11/14	Cadence Pharmaceuticals, Inc.	Mallinckrodt public limited company	7.4x	5.5x	26%	29%	13%
01/08/14	Aptalis Pharma Inc.	Forest Laboratories, Inc.	4.1x	NA	NA	NA	NA
12/19/13	Algeta ASA	Bayer AG	22.3x	10.8x	37%	46%	31%
11/11/13	ViroPharma Incorporated	Shire plc	7.0x	5.8x	84%	88%	63%
11/07/13	Santarus, Inc.	Salix Pharmaceuticals, Ltd.	5.6x	4.6x	38%	39%	17%
09/03/12	Medicis Pharmaceutical Corporation	Valeant Pharmaceuticals International, Inc.	3.0x	2.8x	39%	35%	12%
07/16/12	Human Genome Sciences, Inc.	GlaxoSmithKline plc	10.6x	6.7x	99%	83%	(52%)
10/12/10	King Pharmaceuticals, Inc.	Pfizer Inc.	2.1x	2.0x	40%	48%	9%
09/17/10	Crucell N.V.	Johnson & Johnson	4.1x	3.8x	58%	62%	51%
06/30/10	Abraxis BioScience, Inc.	Celgene Corporation	NA	NA	6%	19%	3%
06/07/10	Talecris Biotherapeutics Holdings Corp.	Grifols, S.A.	2.4x	2.3x	65%	52%	9%
05/16/10	OSI Pharmaceuticals, Inc.	Astellas Pharma, Inc.	6.2x	6.0x	55%	62%	45%
09/03/09	Sepracor Inc.	Sumitomo Dainippon Pharma Co., Ltd.	1.7x	1.6x	28%	33%	18%
03/12/09	CV Therapeutics, Inc.	Gilead Sciences, Inc.	5.7x	4.3x	76%	93%	70%

No company or transaction used in this analysis is identical or directly comparable to the Company or the Transaction. The companies included in the selected transactions above are companies with certain characteristics that, for the purposes of this analysis, may be considered similar to certain characteristics of the Company. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and the Company.

Financial data for the precedent transactions was based on information Centerview obtained from SEC filings, relevant press releases, FactSet and Wall Street equity research.

~~Centerview reviewed, among other things, transaction values in the selected transactions and, in each case, calculated the transaction value (calculated as the equity purchase price (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants and other convertible securities), plus the book value of debt, less cash and cash equivalents) implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s estimated one-year forward revenue and two-year forward revenue. Centerview also reviewed the implied premiums paid in the selected transactions over the target company’s (i) closing share price one day prior to the date on which the public became aware of the possibility of such transaction, which is referred to as “% Premium to Unaffected 1-Day Closing Price,” (ii) 30-trading-day volume-weighted average price (“VWAP”) per share leading up to the date on which the public became aware of the possibility of the transaction, which is referred to as “% Premium to Unaffected 30-Day VWAP,” and (iii) 52-week high closing share price one day prior to the date on which the public became aware of such transaction, which is referred to as “% Premium to Unaffected 52-Week High.”~~

The results of this analysis are summarized as follows:

	25th Percentile	Median	75th Percentile
Trans Val/ 1-Yr Fwd Revenue	3.4x	5.6x	6.6x
Trans Val/ 2-Yr Fwd Revenue	2.8x	4.6x	5.8x
% Premium to Unaffected 1-Day Closing Price	37%	47%	63%
% Premium to Unaffected 30-Day VWAP	36%	50%	67%
% Premium to Unaffected 52-Week High	9%	15%	41%

Based on the foregoing analysis, Centerview applied (i) a range of 3.4x to 6.6x, representing the 25th and 75th percentiles, respectively, of estimated one-year forward revenues multiples derived from the precedent transactions, to the Company’s projected calendar year 2015 revenue of $177 million, based on the Management Base Case Forecasts and (ii) a range of 2.8x to 5.8x, representing the 25th and 75th percentiles, respectively, of estimated two-year forward revenues multiples derived from the precedent transactions, to the Company’s projected calendar year 2016 revenue of $276 million, based on the Management Base Case Forecasts. Centerview also applied (i) a range of 37% to 63% to the Company’s price per Company Share at the close of trading on December 1, 2014, the unaffected price on the trading day prior to public announcement of the Transaction, (ii) a range of 36% to 67% to the Company’s 30-trading-day volume-weighted average price per Company Share leading up to December 1, 2014 and (iii) a range of 9% to 41% to the Company’s high closing price per Company Share during the 52-week period prior to December 1, 2014.

Applying the ranges above resulted in the following approximate implied per Company Share equity value ranges for the Company’s Common Stock:

Implied Per Share Price Range
1-Yr Forward Revenue Multiple	$4.25 – $7.00
2-Yr Forward Revenue Multiple	$5.10 – $9.05
% Premium to Unaffected 1-Day Closing Price	$20.55 – $24.45
% Premium to Unaffected 30-Day VWAP	$17.70 – $21.80
% Premium to Unaffected 52-Week High	$16.30 – $21.25

Centerview compared these ranges to the per share consideration of $17.00 to be paid to the holders of Company Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Sum-of-the-Parts Discounted Cash Flow Analysis

Centerview also performed a sum-of-the-parts discounted cash flow analysis of the Company. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

Centerview performed the discounted cash flow analysis of the Company based on the Management Base Case Forecasts and the Management Upside Case Forecasts of fully-taxed unlevered free cash flows from the second fiscal quarter of 2015 through 2033. “Unlevered free cash flows” refers to a calculation of the future cash flows of an asset without including in such calculation any debt servicing costs. For purposes of this analysis, unlevered free cash flow was calculated using operating income, adding back (a) depreciation and amortization and (b) stock based compensation, and subtracting (a) taxes, (b) capital expenditures and (c) net changes in working capital, in each case, as provided by Company management. The fully-taxed unlevered free cash flows and a terminal value (calculated using a 70% year-over-year decline in fully-taxed unlevered free cash flows after 2033 to account for the fact that the expiry of the Company’s patents would lead to increased competition from generics according to Company management) were then discounted to present values using a range of discount rates from 9.5% to 11.5% using a mid-year convention. This range of discount rates was determined based on Centerview’s analysis of the Company’s weighted average cost of capital~~.~~ derived using the Capital Asset Pricing Model, taking into account certain metrics including target capital structure, levered and unlevered betas for the companies listed in the Selected Comparable Public Company Analysis described above, tax rates, the market risk and size premia and yields for U.S. treasury notes. The discounted cash flow analysis accounted for: (i) projected U.S. sales and product-related expenses of Nuedexta, (ii) projected ex-U.S. royalties for Nuedexta (iii) projected U.S. sales and product-related expenses of AVP-825, (iv) projected U.S. sales and product-related expenses of AVP-786 in Agitation in dementia and in Major Depressive Disorder, (v) projected ex-U.S. royalties for AVP-786 in Agitation in dementia and in Major Depressive Disorder, (vi) projected revenue related to the co-promotion of Januvia, (vii) projected corporate general and administrative expenses, capital expenditures, depreciation and amortization, stock-based compensation, and changes in net working capital, (viii) projected overhead research and development expenses, (ix) current and projected net operating losses and (x) projected net cash as of December 31, 2014.

This analysis resulted in the following approximate implied per Company Share equity value ranges for the Company’s Common Stock:

Implied Per Share Price Range
Management Base Case Forecasts	$11.40 – $13.85
Management Upside Case Forecasts	$12.95 – $15.80

Centerview compared this range to the per share consideration of $17.00 to be paid to the holders of Company Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Considerations

Centerview noted for the Company Board certain additional factors solely for informational purposes, including, among other things, the following:

•	Historical closing trading prices of the Company’s Common Stock during the 12-month period ended December 1, 2014, which reflected low and high stock trading prices for the Company during such period of $2.65 to $15.01 per share; and

•	Stock price targets for the Company’s Common Stock in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for the Company of $15.00 and $21.00 per share, respectively.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Centerview used the methodologies summarized above because, based on its experience and professional judgment, it deemed those valuation methodologies to be the most relevant and appropriate in connection with the preparation of its opinion. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or management of the Company with respect to the Offer Price or as to whether the Company Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however, recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, Centerview has provided other investment banking services to the Company in connection with a potential acquisition by the Company for which Centerview has not received, but may in the future receive, compensation. In the past two years, Centerview has not provided investment banking or other services to the Parent or Purchaser for which Centerview has received any compensation. Centerview may provide investment banking and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

The Company Board selected Centerview as its financial advisor in connection with the Transaction based on Centerview’s reputation and experience with respect to the pharmaceutical and biopharmaceutical industries generally. Centerview is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

•	By amending and restating the subsection entitled “Certain Projections” beginning on page 29 of the Schedule 14D-9 as follows:

Certain Projections.

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company has in the past provided annual guidance with respect to operating expenses and has from time to time provided updates to such guidance in connection with its quarterly financial reporting. The Company’s management also regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years.

In connection with the Company’s strategic planning process, the Company’s management prepared and provided to the Company Board and Centerview forward-looking financial information for the fiscal years 2015 through 2033 based upon projections developed by the Company. These internal financial forecasts for the fiscal years 2015 through 2033 (the “Management Base Case Forecasts”) were reviewed by the Company Board and used by Centerview in connection with their opinion to the Company Board and related financial analyses. The Company’s management also prepared and provided to the Company Board and Centerview forward-looking financial information for the fiscal years 2015 through 2033 to reflect a possible upside case for the future financial performance of the Company and used more positive assumptions than those made in the Management Base Case Forecasts (the “Management Upside Case Forecasts” and, together with the Management Base Case Forecasts, the “Forecasts”). The Forecasts are subject to certain assumptions, risks and limitations, as described below. ~~A summary of the Forecasts is set forth below.~~ These Forecasts are set forth below.

The Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the Forecasts were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Forecasts do not comply with generally accepted accounting principles. The summary of the Forecasts is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Company Shares in the Offer, but because these internal financial forecasts were made available by the Company to Parent and Purchaser. The Forecasts may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

The Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in such forecasts not being achieved include, but are not limited to: failure to consummate the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company and Centerview or their respective affiliates, officers, directors, advisors or other representatives considered or consider the internal financial forecasts necessarily predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of the Company, Centerview, or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these internal financial forecasts, and the Company undertakes no obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither the Company, nor, to the knowledge of the Company, Centerview intends to make publicly available any update or other revisions to these internal financial forecasts. None of the Company or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Forecasts or that forecasted results will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

The estimates of EBIT included in the Forecasts were calculated using U.S. generally accepted accounting principles (“GAAP”) and other measures which are derived from GAAP, but such estimates constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.

Management Base Case Forecasts

	POS (3)	FY 2015	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021	FY 2022	FY 2023
Net Revenue

Nuedexta	100%	$143	$212	$251	$276	$299	$323	$336	$346	$357

AVP-786: agitation in Alzheimer’s	65%	—	—	—	—	—	43	107	223	387

AVP-786: major depressive disorder	11%	—	—	—	—	—	—	—	8	20

AVP-825: migraine	90%	3	36	81	105	121	141	162	172	172

Revenue from existing royalties and royalty rights	100%	—	—	—	—	—	—	—	—	—

Co-promote revenue	100%	10	3	—	—	—	—	—	—	—

Total U.S. Revenue		$156	$251	$332	$380	$421	$507	$605	$749	$935

Nuedexta Ex-U.S. Royalties @ 25%		$0	$1	$5	$11	$17	$25	$32	$40	$44

AVP-786 Ex-U.S. Royalties @ 25%		—	—	—	—	—	—	9	23	49

Upfront / Milestone Payments		—	—	—	—	—	—	—	—	—

Total Revenue		$156	$252	$337	$391	$438	$532	$646	$812	$1,028
% y-o-y growth		36%	62%	34%	16%	12%	21%	21%	26%	27%

	FY 2024	FY 2025	FY 2026	FY 2027		FY 2028		FY 2029		FY 2030	FY 2031	FY 2032	FY 2033
Net Revenue

Nuedexta	$368	$380	$392	$117		$35		$35		$35	$35	$35	$35

AVP-786: agitation in Alzheimer’s	574	751	894	930		978		1,016		1,066	1,108	1,195	1,289

AVP-786: major depressive disorder	40	69	100	115		131		143		147	150	159	169

AVP-825: migraine	172	172	172	172		172		52		15	15	15	15

Revenue from existing royalties and royalty rights	—	—	—	—		—		—		—	—	—	—

Co-promote revenue	—	—	—	—		—		—		—	—	—	—

Total U.S. Revenue	$1,154	$1,371	$1,557	$1,335		$1,316		$1,246		$1,264	$1,309	$1,405	$1,509

Nuedexta Ex-U.S. Royalties @ 25%	—	—	—	—		—		—		—	—	—	—

AVP-786 Ex-U.S. Royalties @ 25%	85	128	169	204		214		226		236	247	256	—

Upfront / Milestone Payments	—	—	—	—		—		—		—	—	—	—

Total Revenue	$1,239	$1,499	$1,727	$1,538		$1,530		$1,471		$1,499	$1,556	$1,662	$1,509
% y-o-y growth	21%	21%	15%	(11%	)	(1%	)	(4%	)	2%	4%	7%	(9%	)

	POS (3)	FY 2015	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021	FY 2022	FY 2023

Nuedexta Manufacturing COGS		($1)	($1)	($2)	($2)	($2)	($2)	($2)	($2)	($2)

AVP-786 Manufacturing COGS		—	—	—	—	—	(3)	(7)	(15)	(26)

AVP-825 Manufacturing COGS		(0)	(8)	(7)	(9)	(10)	(11)	(13)	(13)	(12)

Nuedexta Royalty COGS		—	—	—	—	—	—	—	—	—

AVP-786 Royalty COGS		—	—	—	—	—	(2)	(6)	(14)	(27)

AVP-825 Royalty COGS		(0)	(4)	(8)	(11)	(13)	(15)	(18)	(19)	(19)

Total COGS		($2)	($13)	($17)	($21)	($25)	($33)	($45)	($62)	($86)

Manuf. COGS % of net Product revenue		1%	4%	3%	3%	3%	3%	3%	4%	4%

Total Gross Margin		$154	$239	$320	$370	$414	$499	$601	$749	$942

% of net revenue		99%	95%	95%	95%	94%	94%	93%	92%	92%

R&D

Nuedexta	100%	($4)	($2)	($2)	($2)	($2)	($2)	—	—	—

AVP-786: agitation in dementia	65%	(7)	(20)	(15)	(4)	(0)	(5)	(5)	(5)	—

AVP-786: major depressive disorder	11%	(5)	(5)	(2)	(6)	(3)	(1)	—	(1)	(1)

General AVP-786 R&D	100%	(7)	(7)	(3)	(3)	(3)	(3)	—	—	—

AVP-825: migraine	90%	(4)	(2)	(6)	(6)	(2)	(2)	(2)	(2)	—

Overhead R&D		(8)	(10)	(19)	(19)	(20)	(16)	(25)	(15)	(15)

Med Affairs		(6)	(7)	(7)	(8)	(8)	(11)	(12)	(13)	(13)

Total R&D (Incl. Med Affairs)		($42)	($53)	($55)	($49)	($39)	($41)	($44)	($36)	($29)

% of net revenue		27%	21%	16%	12%	9%	8%	7%	4%	3%

S&M - FTE

Nuedexta FTE Expenses		($77)	($76)	($78)	($80)	($82)	($84)	($86)	($88)	($91)

AVP-786: Agitation FTE Expenses		—	—	—	—	—	(47)	(64)	(66)	(73)

AVP-786: Major Depressive Disorder FTE Expenses		—	—	—	—	—	—	—	(11)	(15)

AVP-825 FTE Expenses		(15)	(22)	(23)	(23)	(24)	(24)	(25)	(25)	(26)

	FY 2024	FY 2025	FY 2026	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033

Nuedexta Manufacturing COGS	($2)	($2)	($2)	($1)	($0)	($0)	($0)	($0)	($0)	($0)

AVP-786 Manufacturing COGS	(39)	(52)	(62)	(66)	(70)	(73)	(76)	(79)	(85)	(92)

AVP-825 Manufacturing COGS	(12)	(11)	(10)	(10)	(9)	(3)	(1)	(1)	(1)	(1)

Nuedexta Royalty COGS	—	—	—	—	—	—	—	—	—	—

AVP-786 Royalty COGS	(43)	(64)	(82)	(89)	(95)	(100)	(105)	(111)	(130)	(123)

AVP-825 Royalty COGS	(19)	(19)	(19)	(19)	(19)	(5)	(2)	(2)	(2)	(2)

Total COGS	($115)	($148)	($176)	($184)	($193)	($181)	($184)	($192)	($218)	($217)

Manuf. COGS % of net Product revenue	5%	5%	5%	6%	6%	6%	6%	6%	6%	6%

Total Gross Margin	$1,124	$1,351	$1,551	$1,354	$1,336	$1,290	$1,315	$1,364	$1,444	$1,292

% of net revenue	91%	90%	90%	88%	87%	88%	88%	88%	87%	86%

R&D

Nuedexta	—	—	—	—	—	—	—	—	—	—

AVP-786: agitation in dementia	—	—	—	—	—	—	—	—	—	—

AVP-786: major depressive disorder	(1)	—	—	—	—	—	—	—	—	—

General AVP-786 R&D	—	—	—	—	—	—	—	—	—	—

AVP-825: migraine	—	—	—	—	—	—	—	—	—	—

Overhead R&D	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)

Med Affairs	(14)	(14)	(11)	(9)	(7)	(5)	(5)	(5)	(5)	(3)

Total R&D (Incl. Med Affairs)	($29)	($29)	($26)	($24)	($22)	($20)	($20)	($20)	($20)	($18)

% of net revenue	2%	2%	1%	2%	1%	1%	1%	1%	1%	1%

S&M - FTE
Nuedexta FTE Expenses	($93)	($95)	($49)	($15)	($5)	—	—	—	—	—

AVP-786: Agitation FTE Expenses	(75)	(77)	(79)	(81)	(83)	(85)	(87)	(89)	(91)	(47)

AVP-786: Major Depressive Disorder FTE Expenses	(16)	(18)	(19)	(19)	(20)	(20)	(21)	(21)	(22)	(11)

AVP-825 FTE Expenses	(27)	(27)	(28)	(29)	(15)	(5)	(1)	—	—	—

	POS (3)	FY 2015	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021	FY 2022	FY 2023
S&M - Outside Expenses
Nuedexta Outside Expenses		(48)	(53)	(54)	(56)	(58)	(60)	(63)	(65)	(67)
AVP-786: Agitation Outside Expenses		—	—	—	(6)	(23)	(33)	(39)	(42)	(46)
AVP-786: Major Depressive Disorder Outside Expenses		—	—	—	—	—	(1)	(4)	(6)	(7)
AVP-825 Outside Expenses		(6)	(13)	(8)	(8)	(9)	(10)	(11)	(13)	(14)

Total S&M (Excl. Med Affairs)		($147)	($164)	($162)	($173)	($196)	($260)	($292)	($316)	($339)

% of net revenue		94%	65%	48%	44%	45%	49%	45%	39%	33%

Total G&A		($48)	($52)	($45)	($47)	($50)	($52)	($55)	($58)	($60)

% of net revenue		31%	21%	13%	12%	11%	10%	8%	7%	6%
Total Operating Expense		($236)	($269)	($263)	($269)	($284)	($352)	($391)	($410)	($428)
% of net revenue		151%	107%	78%	69%	65%	66%	61%	50%	42%
AVP-786 Milestone Payments		(2)	—	—	(4)	(3)	(5)	(9)	(21)	(6)
AVP-825 Milestone Payments		(34)	—	(5)	(9)	—	(14)	—	(18)	—
EBIT		($118)	($30)	$53	$88	$126	$128	$201	$301	$507
% of net revenue		(76% )	(12% )	16%	22%	29%	24%	31%	37%	49%
Fully-Taxed Net Income		($118)	($30)	$35	$59	$84	$86	$135	$201	$337
% of net revenue		(76% )	(12% )	11%	15%	19%	16%	21%	25%	33%

EBIT		($118)	($30)	$53	$88	$126	$128	$201	$301	$507
Recon from EBIT to GAAP Operating Income(1)		$33	($3)	$2	$6	($5)	$14	$1	$27	($7)

GAAP Operating Income		($85)	($33)	$55	$94	$121	$142	$202	$328	$500

		FY 2015 (9 mos)	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021	FY 2022	FY 2023
Unlevered Free Cash Flow(2)		($92)	($26)	$40	$65	$90	$89	$136	$198	$331

	FY 2024	FY 2025	FY 2026	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033
S&M - Outside Expenses
Nuedexta Outside Expenses	(70)	(35)	(17)	(5)	(2)	(2)	(2)	(2)	(2)	(2)
AVP-786: Agitation Outside Expenses	(52)	(65)	(65)	(65)	(65)	(65)	(49)	(39)	(29)	(13)
AVP-786: Major Depressive Disorder Outside Expenses	(7)	(8)	(10)	(11)	(11)	(11)	(8)	(7)	(5)	(2)
AVP-825 Outside Expenses	(15)	(17)	(19)	(9)	(5)	(1)	(0)	(0)	(0)	(0)

Total S&M (Excl. Med Affairs)	($355)	($342)	($285)	($234)	($204)	($189)	($168)	($158)	($149)	($75)

% of net revenue	29%	23%	16%	15%	13%	13%	11%	10%	9%	5%

Total G&A	($63)	($67)	($70)	($70)	($70)	($70)	($70)	($70)	($35)	($18)

% of net revenue	5%	4%	4%	5%	5%	5%	5%	4%	2%	1%
Total Operating Expense	($448)	($438)	($381)	($328)	($296)	($279)	($258)	($248)	($204)	($110)
% of net revenue	36%	29%	22%	21%	19%	19%	17%	16%	12%	7%
AVP-786 Milestone Payments	—	—	—	—	—	—	—	—	—	—
AVP-825 Milestone Payments	—	—	—	—	—	—	—	—	—	—
EBIT	$677	$913	$1,170	$1,026	$1,041	$1,011	$1,058	$1,116	$1,240	$1,182
% of net revenue	55%	61%	68%	67%	68%	69%	71%	72%	75%	78%
Fully-Taxed Net Income	$450	$607	$778	$689	$703	$688	$723	$765	$850	$818
% of net revenue	36%	40%	45%	45%	46%	47%	48%	49%	51%	54%

EBIT	$677	$913	$1,170	$1,026	$1,041	$1,011	$1,058	$1,116	$1,240	$1,182
Recon from EBIT to GAAP Operating Income(1)	($12)	($12)	($11)	($10)	($8)	($4)	($4)	($3)	($3)	($1)

GAAP Operating Income	$665	$901	$1,159	$1,016	$1,033	$1,007	$1,054	$1,113	$1,237	$1,181

	FY 2024	FY 2025	FY 2026	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033
Unlevered Free Cash Flow(2)	$439	$593	$762	$689	$688	$672	$698	$736	$814	$777
(1)	Management’s forecasts include a non-GAAP financial measure in regards to the treatment of milestone payments that may become due under licensing arrangements. The forecasts assume that milestone payments due upon or after FDA approval are recorded as an expense at the time the milestone is triggered. Under U.S. GAAP, the milestone payments that become due upon or after FDA approval are capitalized as an intangible asset and are amortized over the remaining life of the licensed patent.
(2)	Management calculated Unlevered Free Cash Flow using operating income, adding back its forecasts of (a) depreciation and amortization and (b) stock based compensation, and subtracting (a) taxes, (b) capital expenditures and (c) net changes in working capital.
(3)	Probability of success (“POS”) means a hypothetical assumed probability that a given drug candidate will be successfully developed at each stage of development in clinical studies and will be approved for commercialization by the FDA or other applicable regulatory body. The POS for a given drug candidate is an estimate used only for valuation purposes to estimate uncertainty of development and final approval. There is no assurance that actual results of clinical development or subsequent regulatory decisions by the FDA or other regulatory bodies will be in line with the POS estimates used in the valuation analysis.

Management Upside Case Forecasts

	POS (3)	FY 2015	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021	FY 2022	FY 2023
Net Revenue
Nuedexta	100%	$143	$212	$251	$276	$299	$323	$336	$346	$357
AVP-786: agitation in Alzheimer’s	80%	—	—	—	—	—	53	131	275	476
AVP-786: major depressive disorder	11%	—	—	—	—	—	—	—	8	20
AVP-825: migraine	100%	4	40	90	116	135	157	180	191	191
Revenue from existing royalties and royalty rights	100%	—	—	—	—	—	—	—	—	—
Co-promote revenue	100%	10	3	—	—	—	—	—	—	—

Total U.S. Revenue		$156	$255	$341	$392	$434	$533	$648	$820	$1,044

Nuedexta Ex-U.S. Royalties @ 25%		$0	$1	$5	$11	$17	$25	$32	$40	$44
AVP-786 Ex-U.S. Royalties @ 25%		—	—	—	—	—	—	11	28	60
Upfront / Milestone Payments		—	—	—	—	—	—	—	—	—
Total Revenue		$156	$256	$346	$403	$452	$558	$691	$888	$1,147
% y-o-y growth		37%	64%	35%	16%	12%	24%	24%	28%	29%
Nuedexta Manufacturing COGS		($1)	($1)	($2)	($2)	($2)	($2)	($2)	($2)	($2)
AVP-786 Manufacturing COGS		—	—	—	—	—	(3)	(8)	(18)	(31)
AVP-825 Manufacturing COGS		(1)	(9)	(8)	(10)	(11)	(13)	(14)	(15)	(14)
Nuedexta Royalty COGS		—	—	—	—	—	—	—	—	—
AVP-786 Royalty COGS		—	—	—	—	—	(3)	(8)	(17)	(34)
AVP-825 Royalty COGS		(0)	(4)	(9)	(12)	(14)	(17)	(20)	(22)	(22)

Total COGS		($2)	($15)	($18)	($24)	($27)	($38)	($52)	($73)	($103)
Manuf. COGS % of net Product revenue		1%	4%	3%	3%	3%	3%	4%	4%	4%
Total Gross Margin		$154	$241	$327	$379	$424	$520	$639	$815	$1,045
% of net revenue		99%	94%	95%	94%	94%	93%	92%	92%	91%

	FY 2024	FY 2025	FY 2026	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033
Net Revenue
Nuedexta	$368	$380	$392	$117	$35	$35	$35	$35	$35	$35
AVP-786: agitation in Alzheimer’s	707	925	1,101	1,145	1,204	1,250	1,312	1,364	1,471	1,587
AVP-786: major depressive disorder	40	69	100	115	131	143	147	150	159	169
AVP-825: migraine	191	191	191	191	191	57	17	17	17	17
Revenue from existing royalties and royalty rights	—	—	—	—	—	—	—	—	—	—
Co-promote revenue	—	—	—	—	—	—	—	—	—	—

Total U.S. Revenue	$1,306	$1,564	$1,783	$1,568	$1,561	$1,486	$1,512	$1,567	$1,683	$1,808

Nuedexta Ex-U.S. Royalties @ 25%	—	—	—	—	—	—	—	—	—	—
AVP-786 Ex-U.S. Royalties @ 25%	104	156	206	248	259	274	285	299	311	—
Upfront / Milestone Payments	—	—	—	—	—	—	—	—	—	—
Total Revenue	$1,410	$1,720	$1,989	$1,816	$1,820	$1,759	$1,797	$1,866	$1,993	$1,808
% y-o-y growth	23%	22%	16%	(9% )	0%	(3% )	2%	4%	7%	(9% )
Nuedexta Manufacturing COGS	($2)	($2)	($2)	($1)	($0)	($0)	($0)	($0)	($0)	($0)
AVP-786 Manufacturing COGS	(47)	(62)	(75)	(79)	(84)	(88)	(92)	(95)	(102)	(110)
AVP-825 Manufacturing COGS	(13)	(12)	(12)	(11)	(10)	(3)	(1)	(1)	(1)	(1)
Nuedexta Royalty COGS	—	—	—	—	—	—	—	—	—	—
AVP-786 Royalty COGS	(56)	(81)	(102)	(110)	(118)	(124)	(130)	(136)	(160)	(152)
AVP-825 Royalty COGS	(22)	(22)	(22)	(22)	(22)	(6)	(2)	(2)	(2)	(2)

Total COGS	($140)	($180)	($213)	($223)	($234)	($220)	($224)	($234)	($265)	($265)
Manuf. COGS % of net Product revenue	5%	5%	5%	6%	6%	6%	6%	6%	6%	6%
Total Gross Margin	$1,270	$1,540	$1,776	$1,593	$1,586	$1,539	$1,573	$1,632	$1,728	$1,543
% of net revenue	90%	90%	89%	88%	87%	87%	88%	87%	87%	85%

	POS (3)	FY 2015	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021	FY 2022	FY 2023
R&D
Nuedexta	100%	($4)	($2)	($2)	($2)	($2)	($2)	—	—	—
AVP-786: agitation in dementia	80%	(7)	(20)	(15)	(4)	(0)	(7)	(7)	(7)	—
AVP-786: major depressive disorder	11%	(5)	(5)	(2)	(6)	(3)	(1)	—	(1)	(1)
General AVP-786 R&D	100%	(7)	(7)	(3)	(3)	(3)	(3)	—	—	—
AVP-825: migraine	100%	(4)	(2)	(7)	(7)	(2)	(2)	(2)	(2)	—
Overhead R&D		(8)	(10)	(19)	(19)	(20)	(16)	(25)	(15)	(15)
Med Affairs		(6)	(7)	(8)	(8)	(9)	(12)	(13)	(14)	(15)

Total R&D (Incl. Med Affairs)		($42)	($53)	($56)	($50)	($40)	($43)	($47)	($39)	($31)

% of net revenue		27%	21%	16%	12%	9%	8%	7%	4%	3%
S&M - FTE
Nuedexta FTE Expenses		($77)	($76)	($78)	($80)	($82)	($84)	($86)	($88)	($91)
AVP-786: Agitation FTE Expenses		—	—	—	—	—	(58)	(79)	(81)	(90)
AVP-786: Major Depressive Disorder FTE Expenses		—	—	—	—	—	—	—	(11)	(15)
AVP-825 FTE Expenses		(21)	(30)	(30)	(31)	(32)	(33)	(33)	(34)	(35)
S&M - Outside Expenses
Nuedexta Outside Expenses		(48)	(53)	(54)	(56)	(58)	(60)	(63)	(65)	(67)
AVP-786: Agitation Outside Expenses		—	—	—	(7)	(28)	(40)	(48)	(52)	(56)
AVP-786: Major Depressive Disorder Outside Expenses		—	—	—	—	—	(1)	(4)	(6)	(7)
AVP-825 Outside Expenses		(3)	(9)	(3)	(3)	(4)	(5)	(7)	(8)	(9)

Total S&M (Excl. Med Affairs)		($149)	($168)	($165)	($178)	($204)	($281)	($320)	($345)	($370)

% of net revenue		95%	66%	48%	44%	45%	50%	46%	39%	32%

Total G&A		($48)	($52)	($45)	($47)	($50)	($52)	($55)	($58)	($60)

% of net revenue		31%	20%	13%	12%	11%	9%	8%	6%	5%

	FY 2024	FY 2025	FY 2026	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033
R&D
Nuedexta	—	—	—	—	—	—	—	—	—	—
AVP-786: agitation in dementia	—	—	—	—	—	—	—	—	—	—
AVP-786: major depressive disorder	(1)	—	—	—	—	—	—	—	—	—
General AVP-786 R&D	—	—	—	—	—	—	—	—	—	—
AVP-825: migraine	—	—	—	—	—	—	—	—	—	—
Overhead R&D	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)
Med Affairs	(15)	(15)	(12)	(10)	(8)	(7)	(6)	(6)	(6)	(3)

Total R&D (Incl. Med Affairs)	($31)	($30)	($27)	($25)	($23)	($22)	($21)	($21)	($21)	($18)

% of net revenue	2%	2%	1%	1%	1%	1%	1%	1%	1%	1%
S&M - FTE
Nuedexta FTE Expenses	($93)	($95)	($49)	($15)	($5)	—	—	—	—	—
AVP-786: Agitation FTE Expenses	(92)	(94)	(97)	(99)	(102)	(104)	(107)	(110)	(112)	(58)
AVP-786: Major Depressive Disorder FTE Expenses	(16)	(18)	(19)	(19)	(20)	(20)	(21)	(21)	(22)	(11)
AVP-825 FTE Expenses	(36)	(37)	(38)	(39)	(20)	(6)	(2)	—	—	—
S&M - Outside Expenses
Nuedexta Outside Expenses	(70)	(35)	(17)	(5)	(2)	(2)	(2)	(2)	(2)	(2)
AVP-786: Agitation Outside Expenses	(64)	(80)	(80)	(80)	(80)	(80)	(60)	(48)	(36)	(16)
AVP-786: Major Depressive Disorder Outside Expenses	(7)	(8)	(10)	(11)	(11)	(11)	(8)	(7)	(5)	(2)
AVP-825 Outside Expenses	(11)	(12)	(14)	(7)	(3)	(1)	(0)	(0)	(0)	(0)

Total S&M (Excl. Med Affairs)	($388)	($380)	($323)	($275)	($242)	($224)	($199)	($187)	($176)	($89)

% of net revenue	28%	22%	16%	15%	13%	13%	11%	10%	9%	5%

Total G&A	($63)	($67)	($70)	($70)	($70)	($70)	($70)	($70)	($35)	($18)

% of net revenue	4%	4%	4%	4%	4%	4%	4%	4%	2%	1%

	POS (3)	FY 2015	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021	FY 2022	FY 2023
Total Operating Expense		($239)	($273)	($267)	($275)	($294)	($377)	($422)	($442)	($461)

% of net revenue		153%	107%	77%	68%	65%	68%	61%	50%	40%
AVP-786 Milestone Payments		(2)	—	—	(4)	(4)	(7)	(18)	(16)	(4)
AVP-825 Milestone Payments		(38)	—	(5)	(10)	—	(15)	—	—	—
EBIT		($124)	($32)	$55	$90	$127	$122	$199	$357	$580
% of net revenue		(79% )	(12% )	16%	22%	28%	22%	29%	40%	51%
Fully-Taxed Net Income		($124)	($32)	$37	$60	$84	$82	$134	$238	$384
% of net revenue		(79% )	(12% )	11%	15%	19%	15%	19%	27%	33%

EBIT		($124)	($32)	$55	$90	$127	$122	$199	$357	$580
Recon from EBIT to GAAP Operating Income(1)		$37	($3)	$2	$7	($5)	$15	$9	$7	($6)

GAAP Operating Income		($87)	($35)	$57	$97	$122	$137	$208	$364	$574

		FY 2015 (9 mos)	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021	FY 2022	FY 2023
Unlevered Free Cash Flow(2)		($98)	($28)	$41	$65	$90	$84	$134	$234	$376

	FY 2024	FY 2025	FY 2026	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033
Total Operating Expense	($483)	($477)	($420)	($371)	($335)	($316)	($290)	($279)	($233)	($125)

% of net revenue	34%	28%	21%	20%	18%	18%	16%	15%	12%	7%
AVP-786 Milestone Payments	—	—	—	—	—	—	—	—	—	—
AVP-825 Milestone Payments	—	—	—	—	—	—	—	—	—	—
EBIT	$787	$1,063	$1,356	$1,222	$1,251	$1,224	$1,282	$1,353	$1,495	$1,418
% of net revenue	56%	62%	68%	67%	69%	70%	71%	73%	75%	78%
Fully-Taxed Net Income	$522	$705	$900	$819	$843	$830	$874	$925	$1,024	$979
% of net revenue	37%	41%	45%	45%	46%	47%	49%	50%	51%	54%

EBIT	$787	$1,063	$1,356	$1,222	$1,251	$1,224	$1,282	$1,353	$1,495	$1,418
Recon from EBIT to GAAP Operating Income(1)	($10)	($11)	($10)	($10)	($6)	($4)	($4)	($3)	($3)	($2)

GAAP Operating Income	$777	$1,052	$1,346	$1,212	$1,245	$1,220	$1,278	$1,350	$1,492	$1,416

	FY 2024	FY 2025	FY 2026	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033
Unlevered Free Cash Flow(2)	$509	$689	$881	$816	$825	$810	$843	$890	$979	$929

(1)	Management’s forecasts include a non-GAAP financial measure in regards to the treatment of milestone payments that may become due under licensing arrangements. The forecasts assume that milestone payments due upon or after FDA approval are recorded as an expense at the time the milestone is triggered. Under U.S. GAAP, the milestone payments that become due upon or after FDA approval are capitalized as an intangible asset and are amortized over the remaining life of the licensed patent.
(2)	Management calculated Unlevered Free Cash Flow using operating income, adding back its forecasts of (a) depreciation and amortization and (b) stock based compensation, and subtracting (a) taxes, (b) capital expenditures and (c) net changes in working capital.
(3)	Probability of success (“POS”) means a hypothetical assumed probability that a given drug candidate will be successfully developed at each stage of development in clinical studies and will be approved for commercialization by the FDA or other applicable regulatory body. The POS for a given drug candidate is an estimate used only for valuation purposes to estimate uncertainty of development and final approval. There is no assurance that actual results of clinical development or subsequent regulatory decisions by the FDA or other regulatory bodies will be in line with the POS estimates used in the valuation analysis.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the subsection “Certain Litigation” on page 42 of the Schedule 14D-9 as follows:

•	by replacing the fourth sentence of the first paragraph under the subsection heading entitled “Regulatory Approvals” on page 41 of the Schedule 14D-9 as follows:

“The Company and Parent each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on December 15, 2014. The required waiting period with respect to the Offer expired at 11:59 p.m., New York City time, on December 30, 2014, without any action having been taken by the FTC or the Antitrust Division. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

•	by amending and restating the subsection “Certain Litigation” on page 42 of the Schedule 14D-9 as follows:

Certain Litigation.

Following the announcement of the Merger Agreement on December 2, 2014, ~~eight~~twelve putative stockholder class action complaints have been filed in the Delaware Court of Chancery against the Company, our board of directors, Parent and/or Purchaser challenging the proposed Merger. The actions, brought by named plaintiffs John Kim, filed December 4, 2014; Adeline Speer, filed December 5, 2014; Henri Minette, filed December 5, 2014; Douglas Las Wengell, filed December 5, 2014; Samuel Shoneye, filed December 9, 2014; Jason Brenden, filed December 10, 2014; Virgil Presta, filed December 10, 2014; ~~and~~ Mark Therrien, filed December 11, 2014; David and Sandra Landefeld, filed December 11, 2014; Harry Kenworthy, filed December 12, 2014; Jonathan Romero, filed December 15, 2014; and William F. Morano, filed December 17, 2014, allege that members of our board of directors breached their fiduciary duties by agreeing to sell the Company for inadequate consideration, by including terms providing for their continued employment in the post-transaction company, ~~and/or~~ by utilizing deal protection measures that discouraged competing bids, and/or by failing to disclose allegedly material information in the Schedule 14D-9 filed by the Company on December 12, 2014. The complaints further allege that the Company, Parent and/or Purchaser aided and abetted these alleged breaches. Among other remedies, the plaintiffs seek to enjoin the Merger~~.~~, rescission and/or damages.

On December 18, 2014, the plaintiffs in the Shoneye, Romero, and Morano cases filed a motion to consolidate the twelve putative class actions and to appoint lead counsel. On December 29, 2014, the Company filed motions to dismiss the complaints in the Kim and Speer actions. On December 31, 2014, the Company filed motions to dismiss the complaints in the Minette, Wengell and Shoneye actions. The Company and Parent believe the allegations in the complaints are without merit and intend to defend vigorously against them.

Additional lawsuits may be filed against the Company, Parent, and/or the directors of either company in connection with the Merger.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Avanir Pharmaceuticals, Inc.

By:	/s/ Keith Katkin
Name: Keith Katkin
Title: President and Chief Executive Officer

Dated: January 2, 2015